Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table reflects the computation of the ratio of earnings to combined fixed charges and preference dividends for the periods presented (in thousands, except for ratios):

	Nine Months ended March 31,	Year Ended June 30,
	2014	2013	2012	2011	2010	2009
Computation of earnings:
Earnings before taxes	$178,502	$178,210	$137,345	$136,134	$91,147	$82,537
Add:
Losses attributable to non-controlling interests	88	—	—	—	—	—
Fixed charges (see below)	17,159	16,982	15,564	8,452	8,798	12,003

	$195,749	$195,192	$152,909	$144,586	$99,945	$94,540

Computation of combined fixed charges and preference dividends:
Fixed charges:
Interest expense	$17,159	$16,982	$15,564	$8,452	$8,798	$12,003

Preference dividends	—	—	—	—	—	—

Total combined fixed charges and preference dividends	$17,159	$16,982	$15,564	$8,452	$8,798	$12,003

Ratio of earnings to fixed charges (1)	11.41	11.49	9.82	17.11	11.36	7.88
Ratio of earnings to combined fixed charges and preference dividends (1) (2)	11.41	11.49	9.82	17.11	11.36	7.88

(1)	For the purpose of these calculations, “earnings” is the amount resulting from adding together earnings before taxes, fixed charges, and losses attributable to non-controlling interests. “Fixed charges” includes interest expensed, capitalized and capitalized expenses related to indebtedness.
(2)	There were no preference shares outstanding for the indicated periods. Accordingly, the ratio of earnings to combined fixed charges and preference dividends was identical to the ratio of earnings to fixed charges for each period.